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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

                                 AMENDMENT NO. 3

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                          Todhunter International, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                   889050 10 0
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                                 (CUSIP Number)
                                 Godfrey D. Bain
                                Angostura Limited
                    Corner Eastern Main Road & Trinity Avenue
                          Laventille, Trinidad & Tobago
                             (868) 623-2101 Ext. 120
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 25, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                         SCHEDULE 13D - AMENDMENT NO. 3

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CUSIP No. 889050 10 0                                          Page 2 of 3 Pages

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1    NAMES OF REPORTING PERSONS                                Angostura Limited
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)             N/A

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /
     N/A

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*                                                        BK

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           / /

     N/A

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6    CITIZENSHIP OR PLACE OF ORGANIZATION                      Trinidad & Tobago

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                           7        SOLE VOTING POWER                  2,297,313
NUMBER OF
SHARES                     -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER                        0
OWNED BY
EACH                       -----------------------------------------------------
REPORTING                  9        SOLE DISPOSITIVE POWER             2,297,313
PERSON WITH
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER                   0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                          2,297,313

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               41.67%

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14       TYPE OF REPORTING PERSON*                                            CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                         AMENDMENT NO. 3 TO SCHEDULE 13D

         This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed with the Commission on July 3, 1999, by Angostura Limited (the "Company") and all subsequent amendments. The items of the Schedule 13D referred to below are amended and supplemented by the addition of the information indicated:

Item 3. SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION is amended by adding the following at the end thereof:

         On February 25, 2000, the Company acquired 479,693 shares of common stock (the "Common Stock"), par value $.01 per share, of Todhunter International, Inc. ("Todhunter") in a privately negotiated transaction at $9.00 per share, or total consideration of $4,317,237. The proceeds were obtained by borrowing from the Company's existing credit facility at Citibank Trinidad & Tobago, Ltd.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and (b) are amended to read in full as follows:

         a. As of February 25, 2000, the "Company" beneficially owned 2,297,313 shares of Todhunter Common Stock. This amount equals 41.67% of the outstanding shares of the Issuer, based on the shares outstanding as of February 11, 2000 (as reported in the Issuer's Form 10-Q filed with the SEC on February 14, 2000).

         b. The Company has sole voting and investment power with respect to all 2,297,313 shares of Todhunter Common Stock described in response to Item 5(a) above.

Item 5(c) is amended by adding the following at the end thereof:

         c. During the 60 days prior to the date of this Amendment No. 3, the Company made no purchases other than the purchase of 479,693 Shares described in Item 3 above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2000

                                   ANGOSTURA LIMITED

                                   /s/ Godfrey D. Bain
                                   ----------------------------------------
                                   By: Godfrey D. Bain
                                   Title: Executive Director of Finance; Member,
                                          Board of Directors

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